Exhibit 23.1

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of American Medical Systems Holdings, Inc. for the exchange of 3.25% convertible senior subordinated notes due 2036 and to the incorporation by reference herein of our report dated February 26, 2009 except for Note 1, as to which the date is August 4, 2009, with respect to the consolidated financial statements and schedule listed in Item 15 of American Medical Systems Holdings, Inc., included in the Current Report on Form 8-K dated August 4, 2009 and our report dated February 26, 2009 with respect to the effectiveness of internal control of American Medical Systems Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended January 3, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

August 12, 2009